

August 21, 2013

Via E-mail
William Monteleone
Chief Executive Officer
PAR Petroleum Corporation
1301 McKinney, Suite 2025
Houston, Texas 77010

Re: **PAR Petroleum Corporation**
       Preliminary Information Statement on Schedule 14C
       Filed August 7, 2013
       File No. 0-16203

Dear Mr. Monteleone:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose "[t]he proposed increase in authorized stock will make it possible for us to complete the Private Placement" and that "[t]he net proceeds of the Private Placement are to be used to fund a portion of the purchase price for the Acquisition." Please provide us your analysis as to why you believe Note A to Schedule 14A is not applicable. Alternatively, please revise your filing to provide the information in Item 14 of Schedule 14A, including financial information. Please see Item 1 of Schedule 14C and Note A to Schedule 14A.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: <u>Via E-mail</u>
        E. James Cowen
        Porter Hedges LLP